Exhibit 3.2
STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

ENVIROSAFE CORPORATION, a corporation organized under the Laws of Delaware, the charter of which was voided for non- payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is ENVIROSAFE CORPORATION.

2. Its registered office in the State of Delaware is located at: 15 East North Street, City of Dover, Zip Code 19901, County of Kent, the name and address of its registered agent is United Corporate Services, Inc. 15 East North Street, Dover, Delaware 19901, County of Kent.

3. The date of filing of the original Certificate of Incorporation in Delaware was April 16, 1996.

4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 1998 at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filled by authority of the duly elected officers of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension, and restoration of charters, John A. LaGiudice, the last and acting authorized officer hereunto set his/her hand to this certificate this 24th day of August 1998.

By: /s/ John A. LaGiudice
                                                                              Authorized Officer

Name: John A. LaGiudice
                                                                          Title: President